

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Russell C. Taylor
President and Chief Executive Officer
Cellu Tissue Holdings, Inc.
1855 Lockeway Drive, Suite 501
Alpharetta, GA 30004

> **Re:** **Cellu Tissue Holdings, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed November 19, 2010**
> **File No. 001-34606**

Dear Mr. Taylor:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director